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CANWEST MEDIA INC.

REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels - including Prime TV and 7 digital specialty channels, 10 metropolitan newspapers, the National Post - a daily Canadian national newspaper, and more than 20 non-daily publications. The Company also owns and operates New Zealand's 3 and C4 television networks and CanWest Radio NZ and has a 57.0% economic interest in Australia's Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland's TV3, and a 29.9% equity interest in Northern Ireland's UTV. This interim discussion should be read in conjunction with the Management Discussion and Analysis for the year ended August 31, 2003.

TRENDS

The Company has historically derived more than 75% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the Canadian economy.

The positive momentum in advertising markets for Canadian newspapers experienced in fiscal 2003 has continued in 2004. For Canadian television, after a strong up front market, the television advertising market in Canada softened in the first quarter of fiscal 2004. Beyond the first quarter, the outlook is more positive reflecting the strength of the Canadian economy.

Internationally, advertising markets, particularly in Australia and New Zealand, continue to be very strong and are expected to contribute to further growth in our results for our broadcasting operations in those markets.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

Earnings before interest, taxes, depreciation, amortization, interest rate swap losses and gains, foreign exchange losses and gains, investment losses and gains, dividend income, interest in earnings of equity accounted affiliates, and realized currency translation adjustments ("EBITDA") is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. Investors are cautioned,

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however, that EBITDA should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of the Company's performance. The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The following is a table of segmented results for the three months ended November 30, 2003 and November 30, 2002 including a reconciliation of operating income before amortization (EBITDA) to operating income:


                                                SEGMENT OPERATING PROFIT
                                REVENUE                 (EBITDA)             AMORTIZATION           OPERATING INCOME
                          --------------------  ------------------------  -------------------  ------------------------
                            2003        2002        2003        2002        2003        2002        2003        2002
                            $000        $000        $000        $000        $000        $000        $000        $000
OPERATING SEGMENTS
Publishing and Online -
 Canada                    303,458     318,746      83,153      81,794      13,760      14,800      69,393      66,994
                          --------    --------    --------    --------    --------    --------    --------    --------
Television
Canada                     191,252     214,506      56,170      81,397       6,654       6,780      49,516      74,617
Australia-Network
 TEN(1)                    121,387      96,239      52,640      37,025       1,874       1,457      50,766      35,568
New Zealand                 30,863      26,211       9,861       7,243         834         747       9,027       6,496
Ireland                      9,860      10,101       3,724       3,987         528         513       3,196       3,474
                          --------    --------    --------    --------    --------    --------    --------    --------
Total television           353,362     347,057     122,395     129,652       9,890       9,497     112,505     120,155

Radio - New Zealand         21,358      17,845       7,087       5,354         565         534       6,522       4,820
Outdoor-Australia(1)        11,224      10,207       2,489         869         595         649       1,894         220
                          --------    --------    --------    --------    --------    --------    --------    --------
                           689,402     693,855     215,124     217,669      24,810      25,480     190,314     192,189
Corporate expenses               -           -      (6,313)     (4,887)      1,598       1,320      (7,911)     (6,207)
                          --------    --------    --------    --------    --------    --------    --------    --------

Total combined             689,402     693,855     208,811     212,782      26,408      26,800     182,403     185,982
Elimination of equity
 accounted
 affiliates(1)            (132,611)   (106,446)    (55,129)    (37,894)     (2,469)     (2,106)    (52,660)    (35,788)
                          --------    --------    --------    --------    --------    --------    --------    --------

Total Consolidated         556,791     587,409     153,682     174,888      23,939      24,694     129,743     150,194
                          ========    ========    ========    ========    ========    ========    ========    ========

(1) Represents the Company's proportionate interest in Network TEN and its wholly owned subsidiaries.

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The following discussion is based on the Company's consolidated results for the three months ended November 30, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income for the three months ended November 30, 2002 exclude the results of the newspaper properties sold to Osprey Media in February 2003.

For the three months ended November 30, 2002

                                                                                   OPERATING
                                                    REVENUE          EBITDA         INCOME
                                                     $000             $000           $000
As reported                                         587,409          174,888        150,194

Newspaper publishing properties sold                (23,228)          (6,925)        (6,652)
                                                    -------          -------        -------

Pro forma                                           564,181          167,963        143,542
                                                    =======          =======        =======

The Company reported consolidated revenues of $557 million for the three months ended November 30, 2003, a decrease of $31 million from the actual revenues reported for the previous year and a decrease of $7 million from pro forma revenues of $564 million. Revenues for the first quarter reflect decreases in Canadian television revenues offset by increases in Canadian Publishing and Online revenue and solid increases in revenues from international media operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $9 million to $403 million. On a pro forma basis, operating expenses increased $7 million, or 2% from $396 million in the previous year.

Consolidated EBITDA decreased by 12% to $154 million from $175 million last year. Compared to last year on a pro forma basis, EBITDA decreased by 9% from $168 million last year. Substantial increases at broadcast operations in New Zealand as well as in publishing and online operations were more than offset by declines in EBITDA in Canadian television.

Publishing and Online revenues for the first quarter of fiscal 2003, including the National Post, were $303 million, an increase of 3% from the pro forma revenues of $296 million for the previous year reflecting increases in advertising sales.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company's publishing and online operations decreased slightly to $220 million from $221 million. This reflects cost reductions resulting from restructuring undertaken in the latter part of fiscal 2003 offset by some administrative cost increases including pension expense.

On the strength of revenue increases and cost containment the publishing and online operations achieved an 11% increase in EBITDA of $8 million to $83 million for the three months ended November 30, 2003 compared to the pro forma results for the same period last year. Operating

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income increased by 15% to $69 million from pro forma operating income of $60 million in the previous year.

Revenues from Canadian Television Broadcast operations were down by 11% to $191 million from $215 million recorded in the previous year as a result of decreased advertising sales.

The Company's six digital specialty channels saw revenues increase by 23% to $2 million in the first quarter compared to the same period in the previous year primarily in subscriber revenue. CanWest's portfolio of digital channels continues to perform well relative to its peers, steadily gaining subscribers. During the quarter the Company launched a seventh channel, CoolTV, which provides programming linked to jazz music and the jazz lifestyle. The net operating results of CoolTV are capitalized from start up through to the end of the free preview period. There are now more than 3 million subscribers to CanWest's digital services.

Operating expenses (including selling, general and administrative expenses) of $135 million at Canadian Television Broadcast operations were flat as compared to the first quarter in the previous year, reflecting increases in program amortization expense and pension expense offset by cost reductions achieved through operational restructuring.

As a result of revenue decreases Canadian television broadcast EBITDA decreased 31% to $56 million and operating income decreased 34% to $50 million in the first quarter of fiscal 2003 as compared to 2002.

The Company's share of revenue from Australian television operations increased by 26% to $121 million from $96 million the prior year. In domestic currency, revenues increased 19% reflecting TEN's strong rating performance in an increasingly strong television advertising environment. The strength of the Australian currency contributed an additional 7% increase in translation to Canadian dollars. The Company's share of operating expenses increased 16% to $69 million compared to $59 million for the first quarter in fiscal 2003, reflecting the strengthening Australian currency as well as increased programming costs. CanWest recorded an EBITDA increase of 42% to $53 million for the first quarter of 2004 for its Australian television operations, compared to $37 million in fiscal 2003.

CanWest's 45% share of revenues at TV3 in the Republic of Ireland decreased marginally to $10 million in the first quarter of 2004 compared to the first quarter last year. CanWest's share of TV3's EBITDA was $4 million, consistent with the prior year.

Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 18% to $31 million for the first quarter of fiscal 2004 from $26 million the previous year. In local currency, revenues increased by 9% reflecting increased revenues from C4, which was re-launched in the quarter as New Zealand's first music channel. The strengthening New Zealand currency contributed an additional 8% increase. Operating expenses increased by 11% to $21 million, also as a result of the relaunch of C4 and the strengthening New Zealand currency. New Zealand 3 and C4 produced EBITDA of $10 million, a $3 million or 36% increase from the results recorded in the first quarter of 2003. Operating income increased to $9 million from $6 million recorded for the first quarter of 2003.

CanWest Radio New Zealand continued its steady performance, increasing revenues, EBITDA and operating income for the three months ended November 30, 2003. Revenue grew by 20% to $21 million from $18 million the previous year. EBITDA grew by 32% to $7 million from $5

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million in the previous year and operating income increased to $7 million from
$5 million in fiscal 2002.

Amortization of intangibles was $4 million in the first quarter of both fiscal 2004 and 2003. Amortization of property and equipment decreased marginally to $18 million from $19 million reflecting the sale of small market newspapers in Ontario.

Interest expense was $58 million for the three months ended November 30, 2003, compared to $61 million in the previous year, reflecting the reduced level of debt as well as reduced interest rates achieved through refinancing of debt in fiscal 2003. The company recorded interest income of $4.7 million for the three months ended November 30, 2003 related to a tax issue which was resolved in the quarter. The Company recorded foreign exchange gains of $5 million in the first quarter of fiscal 2003 primarily the result of translation gains on US$ denominated debt which has not been hedged and on distributions receivable from Network TEN. This compares to a small foreign exchange loss recorded in the previous year.

Dividend income of $1 million received from UTV in the first quarter of fiscal 2004 is consistent with fiscal 2003.

The provision for income taxes was $22 million for the three months ended November 30, 2003, compared to $29 million in fiscal 2003. The effective tax rate of 27% is below the company's statutory rate of 36% as a result of the following: the effect of a $7 million credit from the resolution of a tax issue and international tax rates which are below Canadian rates, partially offset by the effect of changes in future tax rates which caused a net increase in future tax liabilities resulting in a $5.4 million expense in the quarter. For the first quarter in the prior fiscal year the effective rate was 32%.

The Company's equity interest in earnings of Network TEN was $39 million for the first quarter of fiscal 2004 compared to $26 million in fiscal 2003 as a result of the strong performance of Network TEN as well as the strong Australian currency, as discussed above.

Net earnings for the first quarter were $98 million compared to $85 million in the first quarter of fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before changes in non-cash working capital and investment in film and television programs was $94 million for the three months ended November 30, 2003, compared to $90 million for the previous year. Investment in film and television program rights was $10 million for the first quarter of fiscal 2003, compared to an investment of nil in fiscal 2003. Changes in non-cash operating accounts resulted in negative cash flows of $115 million for the three months ended November 30, 2003, an expected seasonal fluctuation as a result of revenues and consequently accounts receivable being significantly higher in the first quarter than in the fourth quarter. Cash flow from operating activities for the three months ended November 30, 2003 was a use of cash of $32 million compared to $50 million in the previous year.

Cash and short term investments were $24 million at November 30, 2003, compared to $20 million at November 30, 2002.

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Capital expenditures were $11 million for the three months ended November 30,
2003, compared to $5 million for the first quarter last year. Capital spending was primarily related to regular replacement of capital assets.

Network TEN declared dividends in July, October and December of 2003 which resulted in the payment of distributions of $100 million to the Company in December 2003 and January 2004.

Long term debt, including the current portion, decreased $33 million during the three months ended November 30, 2003 to $2,415 million. The Company made principal repayments on debt of $33 million in the three months ended November 30, 2003, including $19 million of scheduled repayments of CanWest Media term debt.

The total credit available under the Company's senior secured credit facility is $1,749 million, of which the Company had drawn approximately $1,387 million as of November 30, 2003. The facility includes revolving and non-revolving tranches with terms ranging from 3 to 5.5 years. The senior secured credit facility is collateralized by substantially all assets of the Company. Scheduled repayments of the Company's senior secured credit facility in the next year amount to $38 million.

Total leverage under the Company's senior secured credit facility was 4.95 times cash flow for debt covenant purposes for the year ended November 30, 2003 (2002
- 5.1 times), compared to a covenant of 5.75 times.

At November 30, 2003 the outstanding principal balance of the junior subordinated notes payable to the Company's parent was $774 million. These notes bear interest at 12.155% and mature in 2010.

The Company has entered into currency and interest rate swaps with certain lenders under its indebtedness. Unrealized losses associated with the Company's interest rate and cross currency interest rate swaps amounted to $435 million. Unrealized gains related to foreign exchange on US denominated debt amounted to $305 million as at November 30, 2003. Under its senior credit facility the Company is required to maintain a fair value of its currency and interest rate swaps above a prescribed minimum. During the three months ended November 30, 2003 the company was required to make an $8 million payment to recoupon the swaps, subsequent to the quarter end a further $27 million recouponing payment was made. Further strengthening of the Canadian currency and or declining interest rates may result in further prepayment requirements.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest and principal payments.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior secured credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

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OUTLOOK

Internationally, CanWest's media operations in Australia and New Zealand continue to lead their sectors and outperform the domestic economies. The positive momentum seen in the last fiscal year is expected to continue and continued strengthening of individual currencies will also increase the contribution above the already strong domestic results. In New Zealand the re-launch of TV4 as the music based C4 was enthusiastically received by young audiences in that country and continues to rapidly grow its viewer and advertising base.

In Canada, management is optimistic that advertising markets will more accurately reflect the underlying strength of the Canadian economy, and will contribute to improving results as the fiscal year progresses. The new fall schedule of Global television in Canada included a number of promising new international programs, that should contribute positive momentum to our television operations. Global's Survivor VII was the highest rated program during the fall period and the next installment of Survivor, which will premiere in late January, featuring an all-star cast from the first seven shows, promises to expand the show's already impressive audience numbers. The Fall schedule of Global Television also aired a number of promising new shows, including Average Joe and the runaway hit The Apprentice. These programs should add positive ratings momentum to our television operations, which would have a positive impact on ad revenues.

CanWest's Canadian radio operations will grow in early 2004 with the launch of The Beat, a contemporary urban station in the Kitchener-Waterloo region. The station, which will reach out to the region's underserved youth market, will feature a mix of contemporary hits, hip-hop and rhythmic dance music. In addition, CanWest is preparing an application for another radio licence in Halifax.

CanWest's newspapers continue to address stable circulation numbers with new and innovative promotions as well as the launch of a new generation of online newspapers. The enhanced online papers provide subscribers with access to the complete paper in the same form as the printed version with the additional capability to zoom in and out of pages, search the paper for specific content, and save articles in a user friendly file. The new online version of the Ottawa Citizen was launched in December 2003, and the National Post in January 2004. All CanWest papers will be available in this new version by the end of fiscal 2004.

The Company continues to focus on cost savings through the pursuit of operating efficiencies, while continuing to register significant revenue gains from the sale of multi-platform advertising packages at both the local and national levels.

CanWest also announced in December two new independent members of the Board of Directors. Mr. Paul V. Godfrey and Professor Ronald J. Daniels, both of Toronto, Ontario, have been nominated to stand for election to the Company's Board of Directors at the annual general meeting of shareholders on January 29th, 2004. Mr. Godfrey is currently President and Chief Executive Officer of the Toronto Blue Jays Baseball Club and brings a wealth of experience as a corporate director, business leader, newspaper publisher and a leader in municipal politics. Prior to joining the Toronto Blue Jays, Mr. Godfrey was President and Chief Executive Officer of Sun Media Corporation, having previously served as Publisher and Chief Executive Officer of the Toronto Sun newspaper. Professor Daniels, a distinguished legal academic, is the Dean of the Faculty of Law at the University of Toronto, where he has taught and written extensively in

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the areas of corporate and securities law, regulation and government reform.
Professor Daniels is serving this year as a Visiting Professor at the Yale Law School.

In January, the Company announced that two directors, Lord Black of Crossharbour and David Radler, had withdrawn their names for re-election to the Board. The Company thanked the two directors for their service to the Board.